Exhibit 99.3

Your Vote Counts! STONECO LTD. 2022 Annual General Meeting Vote by September 26, 2022 11:59 PM ET You invested in STONECO LTD. and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on September 26, 2022. Get informed before you vote View the Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to September 12, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1 - 800 - 579 - 1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Vote in Person at the Meeting* September 26, 2022 10:30 a.m. Cayman Islands Time Block 12D Parcel 33 and 95 18 Forum Lane, Camana Bay Grand Cayman KY1 - 1002 Cayman Islands *Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to req ues t a ballot to vote these shares. Smartphone users Point your camera here and vote without entering a control number V1.1 For complete information and to vote, visit www.ProxyVote.com Control # D89939 - TBD STONECO LTD. 4TH FLOOR, HARBOUR PLACE 103 SOUTH CHURCH STREET GRAND CAYMAN, CAYMAN ISLANDS

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Sign up for E - delivery”. Voting Items Board Recommends D89940 - TBD 1. APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021 For 2. APPROVAL OF THE REELECTION OF ANDRÉ STREET DE AGUIAR AS A DIRECTOR For 3. APPROVAL OF THE ELECTION OF CONRADO ENGEL AS A DIRECTOR For 4. APPROVAL OF THE REELECTION OF ROBERTO MOSES THOMPSON MOTTA AS A DIRECTOR For 5. APPROVAL OF THE REELECTION OF LUCIANA IBIAPINA LIRA AGUIAR AS A DIRECTOR For 6. APPROVAL OF THE REELECTION OF PEDRO HENRIQUE CAVALLIERI FRANCESCHI AS A DIRECTOR For 7. APPROVAL OF THE REELECTION OF DIEGO FRESCO GUTIÉRREZ AS A DIRECTOR For 8. APPROVAL OF THE ELECTION OF MAURICIO LUIS LUCHETTI AS A DIRECTOR For 9. APPROVAL OF THE ELECTION OF PATRICIA REGINA VERDERESI SCHINDLER AS A DIRECTOR For 10. APPROVAL OF THE ELECTION OF PEDRO ZINNER AS A DIRECTOR For In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting . The proxy when properly executed will be voted as directed herein by the undersigned shareholder . If no direction is made, it will be noted that you have abstained from voting on the resolution in question .

STONECO LTD.
4TH FLOOR, HARBOUR PLACE
103 SOUTH CHURCH STREET
GRAND CAYMAN, CAYMAN ISLANDS

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D89929-TBD

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

STONECO LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 10

		For	Against	Abstain
1.	APPROVAL AND RATIFICATION OF THE COMPANY'S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021	☐	☐	☐
2.	APPROVAL OF THE REELECTION OF ANDRÉ STREET DE AGUIAR AS A DIRECTOR	☐	☐	☐
3.	APPROVAL OF THE ELECTION OF CONRADO ENGEL AS A DIRECTOR	☐	☐	☐
4.	APPROVAL OF THE REELECTION OF ROBERTO MOSES THOMPSON MOTTA AS A DIRECTOR	☐	☐	☐
5.	APPROVAL OF THE REELECTION OF LUCIANA IBIAPINA LIRA AGUIAR AS A DIRECTOR	☐	☐	☐
6.	APPROVAL OF THE REELECTION OF PEDRO HENRIQUE CAVALLIERI FRANCESCHI AS A DIRECTOR	☐	☐	☐
7.	APPROVAL OF THE REELECTION OF DIEGO FRESCO GUTIÉRREZ AS A DIRECTOR	☐	☐	☐
8.	APPROVAL OF THE ELECTION OF MAURICIO LUIS LUCHETTI AS A DIRECTOR	☐	☐	☐
9.	APPROVAL OF THE ELECTION OF PATRICIA REGINA VERDERESI SCHINDLER AS A DIRECTOR	☐	☐	☐
10.	APPROVAL OF THE ELECTION OF PEDRO ZINNER AS A DIRECTOR	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, it will be noted that you have abstained from voting on the resolution in question.**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Proxy Statement and Annual Report ar e available at www.proxyvote.com. D89930 - TBD STONECO LTD. Proxy for Annual General Meeting of Shareholders on September 27, 2022 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Vivian Coelho dos Santos Breder, or failing her, Helio Eguchi Inaba, or failing him, the duly appointed chairman of the Annual General Meeting of StoneCo Ltd . , each with full power to act alone, as proxies to vote all the common shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of StoneCo Ltd . , to be held at 10 : 30 a . m . Cayman Islands Time on September 27 , 2022 , at the offices of StoneCo, located at Block 12 D Parcel 33 and 95 , 18 Forum Lane, Camana Bay, Grand Cayman KY 1 - 1002 , Cayman Islands, and at any adjournments or postponements thereof . (Continued and to be signed on the reverse side)